P.E. 12/31/01

1106714

02013455

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PSi TECHNOLOGIES HOLDINGS, INC.
(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE
(Translation of Registrant's names into English)

Electronics Avenue
FTI Complex, Taguig
Metro Manila 1604
Philippines
Tel: (632) 838-4966
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 5, 2002

PSi TECHNOLOGIES HOLDINGS, INC.

By: /s/ ARTHUR J. YOUNG, JR.
Arthur J. Young, Jr.
President and Chief Executive Officer

EXHIBIT I

At PSi Technologies Holdings, Inc.:
B.J. Sebastian (Sr. Vice President)
(63 2) 837 7702 (Office)
(63 2) 823 8718 (Home)
bjsebastian@psitechnologies.com.ph

At Financial Relations Board/BSMG Worldwide:
Christina Carrabino (general info)
(415) 986-1591

PSI TECHNOLOGIES REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS

Santa Clara, CA & Manila, Philippines – February 4, 2002. PSi Technologies Inc., (NASDAQ: PSIT) a leading independent provider of assembly and test services to the power semiconductor market, today announced fourth quarter and full year 2001 financial results.

- Revenues for the fourth quarter of 2001 amounted to $13.0 million compared with $10.8 million in the previous quarter, and $18.5 million in the same quarter last year.
- Net income for the quarter amounted to -$1.6 million (-$0.12 per diluted share) compared with -$2.2 million (-$0.17 per diluted share) in the previous quarter, and $1.6 million ($0.12 per diluted share) in the same quarter last year.
- Revenue for the full year of 2001 amounted to $53.5 million, compared with $73.7 million in 2000.
- Net income for 2001 including one-time charges, amounted to -$5.4 million (-$0.40 per diluted share) compared with $8.1 million ($0.65 per diluted share) in 2000. Excluding one-time charges, net income for 2001 was -$4.7 million (-$0.35 per diluted share).

In a report to shareholders and investors Chairman and Chief Executive Officer Arthur J. Young, Jr. said the following:

"We are pleased with the sequential increase in our revenues after several quarters of declining growth.

"We attribute this improvement firstly, to the seasonal pick-up of demand for personal computers, consumer electronic products and cell phones in the fourth quarter. Secondly, we also think that this pick-up moved our customers to replenish their inventories, which have been worked down already at the close of the third quarter as a result of the aggressive scaling down of their own operations. Thirdly, our greater capacity to increase our manufacturing output dramatically contributed greatly to a good fourth quarter run."

"Our fourth quarter initiatives were focused mainly on responding aggressively to the improving business of our customers. We began qualification runs for the packages we agreed to assemble and test for Advance Power Technologies, under a supply agreement we announced in September this year. We installed capacities for higher value added power modules for some potential customers who are niched on this growing $1.2 billion market. Power modules are more complex chip-on-chip or multi-chip packages that cater to a number of different technologies such as IGBT's (Insulated Gate Bipolar Transistors), Bipolar Transistors, and MOSFETs (Metal Oxide Semiconductor Field Effect Transistors). We also began development of more complex multiple-die and stacked-die packages housed in traditional Transistor Outline (TO) formats that offer our customers lower costs and smaller footprint, and will improve our margins as they increase in volume. We increased the level of our business development activity with potential Japanese customers as we completed qualification runs for New JRC (a JV between Raytheon and Japan Radio Co.), ROHM Electronics, Sanken Electric Co., and Sanyo Electronics.

"Perhaps the biggest development in the fourth quarter is the start of ON Guadalajara's off-load program with us. Under an agreement we signed recently with ON, we acquired about $3.5 million worth of their assembly and test equipment in their Guadalajara, Mexico facility. As a result of this off-load program, ON has began loading with us some of their high-volume packages that contain IGBT, TMOS, Bipolar, Shottky Diode and Thyristor technologies, which are building-block power devices that cater to automotive, consumer electronic and industrial applications. This deal gives us inroads into the growing and very resilient automotive applications market for power, which was reportedly the only category that did not experience a decline during this downcycle."

Business Outlook

Regarding the company's outlook for the business and their strategies going forward, Chairman and CEO Young said the following:

"For our guidance for the first quarter of 2002, we expect our revenues to sequentially increase by 5% over fourth quarter levels."

"We look at 2002 as a period of preparation for further growth. We agree with many that the recovery will be slow and protracted, and that 2002 will definitely be better than 2001. The pace of recovery however, will depend on how well global semiconductor demand responds to the economic stimulus measures of the United States, Japan and Europe. The continued growth of China as a semiconductor market will also be a major factor that can accelerate the industry's recovery this year.

"We will therefore spend this year consolidating the strengths we have developed coming out of the downturn. We intend to aggressively grow our business by continuing our package development efforts towards higher value and more complex power modules and multiple-die packages, and pursuing opportunities with the emerging niche leaders in this segment. We will also focus on marketing our Powerflex™ family of surface-mounted packages, which we developed in coordination with Texas Instruments. These packages are used for voltage regulators, transient suppressors and other similar technologies which go into a variety of power management applications. Right now we are facing very strong demand for these packages from some of our customers serving the disc drive market. We will ensure the steady growth of our traditional power products by trying to acquire the back-end facilities of our customers, and developing creative off-load programs that will make us their premier provider of packaging and test services, and the world's biggest assembler of these more mature package formats. We will begin locking in our current crop of major Japanese power players, and focus on ensuring that we are their first option as they begin to embrace the outsourcing trend.

Other Financial Highlights

Senior Vice President and Chief Financial Officer Thelma G. Oribello reported the following details about the company's financial results:

"The improvement in our gross margin from –3.3% in the third quarter, to break-even in the fourth, resulted from the increase in unit volumes, and the reduction in direct labor costs resulting from our workweek reduction initiatives, early retirement program, headcount attrition, and our compulsory leave without pay scheme which effectively reduced our paychecks across the board. This welcome improvement in fourth quarter gross margins however, was not able to negate the deterioration of full-year gross margins from 19.4% in 2000, to 3.2% in 2001, which was a direct result of the decline in revenue, coupled with the increase in our asset base and depreciation expense."

"We were able to reduce our total operating expenses by 2% sequentially in the fourth quarter, because of cuts in administrative expenses, which in turn offset a 21% increase in R&D expenses brought about by more product qualification activity in the fourth quarter. On a full-year basis however, operating expenses increased by 4.6% because of the full-year application of our stock compensation costs. Operating margin improved from –20% in the third quarter, to –13.6% in the fourth. Year-over-year however, these improvements were not enough to offset the negative effect of revenue decline and gross margin erosion.

"Earnings before interest, taxes, depreciation and amortization (EBITDA) improved from $884,013 in the third quarter, to $1.8 million in the fourth. This compares with $3.8 million in the same quarter last year. Our EBITDA for the full year of 2001 was $7.2 million, compared to $16.5 million in the same period last year. EBITDA is a common measure used by investors to evaluate a company's ability to generate cash from operations, and to service debt. It is not defined by generally accepted accounting principles."

"Cash and cash equivalents amounted to $1.8 million at the end of 2001. Short-term bank debt amounted to $4.2 million, while long term liabilities amounted to $2.9 million. The latter figure relates to our acquisition of equipment lines from ON Guadalajara under a special repayment scheme that is linked to the volume of product that they will off-load into our facility over the next two years. With about $30 million worth of unused revolving credit lines, and continuing positive EBITDA or operating cashflow, we believe that the company is in a very heathy and liquid financial position."

Conference Call

Company management will hold a conference call on its fourth quarter and year-end 2001 operating results on Monday, February 4, 2002, at 5:00 PM EST, 4:00 PM CST, 3:00 PM MST, and 2:00 PM PST. Interested parties should call 888-413-4411 (for domestic callers) or 703-871-3795 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.companyboardroom.com, and the investor relations section of the Company's website at www.psitechnologies.com. A replay of the call will be available at 888-266-2086 (for domestic callers) and 703-925-2435 (for international callers) until February 18, 2002. The passcode number is 5772893.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Philips Semiconductor, ON Semiconductor, Texas Instruments, Fairchild Semiconductor, ST Microelectronics, and Infineon Technologies. For more information, visit the Company's web site at www.psitechnologies.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development and manufacturing and government regulation. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.
Unaudited Consolidated Income Statement
(In US Dollars)

	For the Twelve Months Ended		Three Months Ended		
	December 31, 2001	December 31, 2000	December 31, 2001	September 30, 2001	December 31, 2000
Sales	$ 53,511,576	$ 73,671,218	$ 13,036,517	$ 10,802,704	$ 18,537,928
Cost of Sales	51,819,978	59,382,381	13,042,786	11,161,934	15,624,823
Gross Profit from Operations	1,691,598	14,288,837	(6,269)	(359,230)	2,913,105
Operating Expenses					
Research and Development	691,394	947,731	209,252	172,782	139,272
Stock compensation cost	239,953	179,965	59,988	59,988	59,988
Administrative Expenses	5,399,376	4,997,748	1,239,487	1,325,380	1,559,264
Marketing Expenses	965,403	849,530	256,095	241,937	194,489
Total	7,296,127	6,974,974	1,764,822	1,800,088	1,953,013
Income from Operations	(5,604,529)	7,313,863	(1,771,091)	(2,159,318)	960,092
Other Income/(Charges)	213,195	1,416,080	171,344	(56,766)	527,877
Income before Tax	(5,391,334)	8,729,943	(1,599,747)	(2,216,084)	1,487,968
Provision for income tax	13,226	748,136	(920)	-	5,684
Income before Minority Interest	(5,404,559)	7,981,807	(1,598,827)	(2,216,084)	1,482,285
Minority Interest	1,830	119,777	(1,553)	1,327	137,073
Net Income	$ (5,402,729)	$ 8,101,584	$ (1,600,381)	$ (2,214,756)	$ 1,619,358
EBITDA	7,188,979	16,521,248	1,797,891	884,013	3,817,670
EPS	$ (0.40)	$ 0.65	$ (0.12)	$ (0.17)	$ 0.12
Number of Shares Outstanding	13,395,848	12,450,983	13,395,848	13,395,848	13,395,848
EBITDA	7,194,413	16,521,248	1,797,891	884,013	3,817,670
One-Time Retirement Expense	(679,884)				
Net Income Excl. One-Time Retiremei	$ (4,717,976)				
EPS excl. One-Time Retirement Expe	(0.35)				

Psi Technologies Holdings, Inc.
Unaudited Consolidated Balance Sheet
(In US Dollars)

	As of December 31, 2000	As of December 31, 2001
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 11,992,329	$ 1,792,027
Accounts Receivable	9,897,004	10,300,461
Inventories	9,509,624	7,300,382
Prepaid Expenses & Tax Credit Receivable	2,209,815	2,017,734
Total Current Assets	33,608,772	21,410,604
Property and Equipment	99,341,083	121,159,653
Accumulated Depreciation	28,511,117	39,767,293
Property, Plant & Equipment - Net	70,829,966	81,392,360
Investments & Advances	168,055	150,560
Other Assets	1,640,940	2,578,843
TOTAL ASSETS	106,247,733	105,532,367
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable and Other Expenses	10,561,013	11,120,130
Accounts Payable CAPEX	9,911,803	4,912,116
Bank Loans	-	4,200,000
Trust Receipts	-	1,080,216
Current portion of LTLiab		590,000
Current Portion of Obligation under Capital Lease	-	108,000
Total Current Liabilities	20,472,815	22,010,462
Long-term liability (net of current portion)	-	2,910,000
Obligation Under Capital Leases - net of current portion	-	189,000
Total Liabilities	20,472,815	25,109,462
Minority Interest	121,677	119,847
Common Stock	590,818	590,818
Additional Paid-In Capital	67,834,894	67,887,441
Equity	68,425,712	68,478,259
Year to Date Profit & Loss	8,101,584	(5,402,729)
Previous Years' Retained Earnings	9,125,945	17,227,529
Retained Earnings / (Deficit)	17,227,529	11,824,800
Total Equity	85,653,241	80,303,059
TOTAL LIABILITIES & S'HOLDERS' EQUITY	$ 106,247,733	$ 105,532,367

PSi Technologies Holdings, Inc.
Unaudited Consolidated Statement of Cashflows
(In US Dollars)

	For the Three Months Ended Dec. 31, 2001	For the Twelve Months Ended Dec. 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (1,605,255)	$ (5,402,729)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	1,553	(1,830)
Depreciation and amortization	3,356,403	11,999,668
Provision for deferred income tax	(920)	13,226
Equity in net loss (gain) of an investee	(75)	(425)
Change in assets and liabilities:		
Decrease (increase) in:		
Accounts receivables	(1,732,566)	(403,457)
Inventories	(860,396)	2,209,242
Other Current Assets and tax credit receivable	123,061	192,081
Increase (decrease) in :		
Accounts payable and other expenses	2,117,277	559,118
Accounts payable - CAPEX	(2,488,866)	(4,999,687)
Trust receipts and acceptances payable	187,399	1,080,216
Current Portion of LT Liability	590,000	590,000
Current Portion of Obligation Under Capital Lease	108,000	108,000
Net cash provided by operating activities	(204,386)	5,943,421
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property and equipment	(5,001,200)	(22,562,062)
Decrease (increase) in investments and advances	27,224	17,920
Decrease (increase) in other assets	170,220	(951,129)
Net cash used in investing activities	(4,803,756)	(23,495,270)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net availment/(payments) of short-term loans	1,600,000	4,200,000
Noncurrent portion of equipment payable	2,910,000	2,910,000
Issuance of capital stock		-
Additional paid-in capital	59,988	52,547
Other comprehensive income	-	-
Noncurrent portion of obligation under capital leases	189,000	189,000
Net cash provided by (used in) financing activities	4,758,988	7,351,547
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(249,154)	(10,200,302)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,041,180	11,992,329
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,792,027	$ 1,792,027